Exhibit 8.1

List of Significant Subsidiaries and Variable Interest Entities of Kuke Music Holding Limited

Significant Subsidiaries	Place of Incorporation
Rococo Holding Limited	British Virgin Islands
Rosenkavalier Limited	British Virgin Islands
Gauguin Limited	Hong Kong
Degas Limited	Hong Kong
Kuke Future International Technology (Beijing) Co., Ltd.,	People’s Republic of China
Beijing Lecheng Future Culture Communications Co., Ltd.	People’s Republic of China
Beijing Kuke Music Education Technology Co., Ltd.	People’s Republic of China

Variable Interest Entities	Place of Incorporation
Beijing Kuke Music Co., Ltd.	People’s Republic of China
Beijing Music Festival Culture Communications Co., Ltd.,	People’s Republic of China